May 29, 2018

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:
Mr. Coy Garrison

Special Counsel

Office of Real Estate and Commodities

Re:	Manufactured Housing Properties Inc. Amendment No. 1 to Form 10-12G Originally Filed April 19, 2018 File No. 000-51229

Dear Mr. Coy Garrison:

This letter sets forth the responses of Manufactured Housing Properties Inc., a Nevada corporation (the “Company” or “MHPC” or “Our” or “We”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August May 16, 2018 concerning the Company’s Registration Statement on Form 10-12G (File No. 000-51229) filed with the Commission on April 19, 2018 (the “Registration Statement”).

Except as otherwise expressly indicated, references in the text of the responses herein to captions and page numbers are to Amendment No. 1 to the Registration Statement (“Amendment No. 1”) that is being filed herewith. For your convenience, we set forth in this response letter each comment from the Staff’s comment letter in bold type-face followed by the Company’s response below it. Courtesy copies of the marked Amendment No. 1 and materials described as being furnished supplemental are furnished in multiple copies under separate cover by overnight courier.

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General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In such event, please incorporate your responses to our comments in your periodic reports, as applicable.

Response: We note the Staff’s comment and we have nevertheless elected to allow the Registration Statement to become effective automatically and thereby allow the Company to become subject to the reporting requirements of the Securities Exchange Act of 1934, as amend. Consequently, we do not wish to withdraw the Registration Statement. We have updated the information in Amendment No.1, and addressed all comments and responses accordingly.

Item 1. Business, page 2

2.
We note your disclosure on page 2 that you earn income in part from the rental of Company-owned manufactured homes to residents of the communities. Please revise to quantify the number of manufactured homes you own.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 1 to the Registration Statement on Form 10-12G to quantify the number of manufactured homes the Company owns.

As of December 31, 2017, the Company had a total of 100 Company-owned manufactured homes.

3.
We note your disclosure on page 4 that you “have approximately 270 pads in 3 parks in the pipeline.” Please tell us if any of these three parks in your pipeline exceed 10% of your total assets as of December 31, 2017. Please also revise to discuss your criteria for determining when a manufactured home community is in your “pipeline,” and to clarify the status of the three communities referenced on page 4.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 1 to the Registration Statement on Form 10-12G to disclose the criteria for determining when a manufactured home community is in the Company’s “pipeline,” and to clarify the status of the three communities referenced on page 4.

The 3 parks in the “pipeline” are only under consideration for future acquisitions and are not under any agreements. The 3 parks in the pipeline would exceed 10% of our total assets as of December 31, 2017.

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4.
Please revise your disclosure to explain the property management services that you provide for your communities. Please also disclose your number of total employees and number of full-time employees, as required by Item 101(h)(4)(xii) of Regulation S-K.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 1 to the Registration Statement on Form 10-12G to disclose the property management services that the Company provide for manufactured housing communities, and disclose the number of total employees and number of full-time employees, as required by Item 101(h)(4)(xii) of Regulation S-K.

Our property management services are mainly comprised of tenant contracts and leasing, marketing vacancies, community maintenance, enforce community policies, establish and collect rent, and pay vendors. As of December 31, 2017, the Company had a total of ten employees, and 9 full time employees.

5.
Please provide a general overview of the principal terms of the leases you enter into with tenants.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 1 to the Registration Statement on Form 10-12G to disclose the principal terms of the leases the Company enter into with tenants.

Our lot and manufactured home leases are generally for one month and auto renews monthly for an additional month.

Item 1A. Risk Factors, page 4

6.
Please provide risk factor disclosure addressing that you received a going concern opinion from your auditor and the risks associated with such an opinion.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 1 to the Registration Statement on Form 10-12G to add risk factor disclosure addressing that the Company received a going concern opinion from our auditor and the risks associated with such an opinion.

The report of our independent registered public accounting firm expresses substantial doubt about the Company’s ability to continue as a going concern. Our auditors have indicated in their report on the Company’s financial statements for the fiscal year ended December 31, 2017 that conditions exist that raise substantial doubt about our ability to continue as a going concern due to our recurring losses from operations and substantial decline in our working capital. A “going concern” opinion could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives. Our ability to continue as a going concern will depend upon the availability and terms of future funding, continued growth in operating activities.

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7.
We note that Gvest Real Estate Capital LLC, an entity owned by Mr. Gee, owns 86.45% of your outstanding common stock. Please include a risk factor discussing the impact of Mr. Gee’s ability to exercise significant control over you.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 1 to the Registration Statement on Form 10-12G to add risk factor disclosure addressing the impact of Mr. Gee’s ability to exercise significant control over the Company.

8.
Please include a risk factor discussing your management’s inexperience with running a public company.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 1 to the Registration Statement on Form 10-12G to add risk factor disclosure discussing your management’s inexperience with running a public company.

Item 2. Financial Information.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 12

9.
Please revise to discuss the significant components of your revenues, including a break- down of your revenues generated from leasing manufactured home sites to tenants who own their manufactured home against your revenues from the rental of company-owned manufactured homes to residents of the communities.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 1 to the Registration Statement on Form 10-12G to discuss the significant components of the Company’s revenues, including a break- down of revenues generated from leasing manufactured home sites to tenants who own their manufactured home compared to revenues from the rental of company-owned manufactured homes to residents of the communities.

Total revenues from Company-owned manufactured homes were $124,460 and $0 for the year ended December 31, 2017 and the period from April 26, 2016 to December 31, 2016, respectively.

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Liquidity and Capital Resources, page 12

10.
We note your disclosure throughout regarding your property-level debt and credit agreements. Please revise your disclosure to describe your material commitments for capital expenditures as of the end of the last fiscal period. Please include the material terms of your indebtedness and address your anticipated source of funds to service your debt.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 1 to the Registration Statement on Form 10-12G to discuss material commitments for capital expenditures as of the end of the last fiscal period and include the material terms of our indebtedness and address our anticipated source of funds to service your debt.

Our working capital has been provided by our operating activities and our related party note. As of December 31, 2017, the related party entity with a common ownership to the Company’s president loaned the Company $441,882 for working capital. The note has a five-year term with no annual interest and principal payments are deferred to maturity date for a total credit line of $1.5 million. We expect to meet our short-term liquidity requirements of approximately $300,000 for the next twelve months, generally through available cash as well as net cash provided by operating activities and availability under our existing related party note. We consider these resources to be adequate to meet our operating requirements for capital improvements, amortizing debt and payment of distributions. The ability of the Company to continue its operations as a going concern is dependent on management’s plans, which include raising of capital through debt and/or equity markets with some additional funding from other traditional financing sources, including term notes.

11.
It appears that your presentation of working capital does not include the effect of the minimum principal payments of notes payable for 2018 as disclosed on page F-11. Please revise or advise.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 1 to the Registration Statement on Form 10-12G to revise the presentation of working capital to include the effect of the minimum principal payments of notes payable for 2018 as disclosed on page F-11.

	As of
	December 31, 2017	December 31, 2016
Current Assets	$452,306	$21,279
Current Liabilities	$492,143	$34,830
Working (Deficit)	$(39,837)	$(13,551)

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Item 3. Properties, page 16

12.
Please include disclosure regarding occupancy for your properties.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 1 to the Registration Statement on Form 10-12G to include disclosure regarding occupancy for your properties.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 16

13.
Please revise to identify the natural person or persons who have voting and investment control of the shares held by Gvest Real Estate Capital LLC and Paladin Equity Partners LLC.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 1 to the Registration Statement on Form 10-12G to identify the natural person or persons who have voting and investment control of the shares held by Gvest Real Estate Capital LLC and Paladin Equity Partners LLC.

The Company’s president is the principal benefactor of Gvest Real Estate Capital LLC and has voting and investment control over the shares owned by Gvest Real Estate Capital LLC. Robert A. Shuey and Peter B. Dauterman are the principal benefactors of Paladin Equity Partners LLC and have voting and investment control over the shares owned by Paladin Equity Partners LLC.

Item 5. Directors, Executive Officers, page 16

14.
We note that three of your officers formerly were employed by Gvest Capital LLC. Please revise to briefly describe the principal business of Gvest Capital LLC and to state whether Gvest Capital LLC is an affiliate of the registrant. Please also clarify the relationship between Gvest Capital LLC and Gvest Real Estate Capital LLC.

Response: We note the Staff's comment and would like to clarify that the Company’s officers were employed by Gvest Capital LLC prior to the Merger and formation of Manufactured Housing Properties Inc.. All officers and employees of the Company are now and have been employed by Manufactured Housing Properties Inc. Since October of 2017. Gvest Real Estate Capital LLC is a wholly owned subsidiary of Gvest Capital LLC, and the Company’s CEO is the owner of those entities. We have also disclosed on our Form 10 filing the related party note payable transaction related to Gvest Capital LLC and Manufactured Housing Properties Inc.

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Item 6. Executive Compensation, page 18

15.
Please provide the tabular disclosure specified in Items 401(n) and 401(p) of Regulation S-K. Please also revise to include a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table, as required by Item 402(o) of Regulation S-K, as well as the additional narrative disclosure required by Item 402(q) of Regulation S-K, to the extent material.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 1 to the Registration Statement on Form 10-12G to provide the tabular disclosure specified in Items 401(n) and 401(p) of Regulation S-K, and include a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table, as required by Item 402(o) of Regulation S-K, as well as the additional narrative disclosure required by Item 402(q) of Regulation S-K, to the extent material.

16.
Please provide information concerning the compensation of your directors during your last completed fiscal year. Refer to Item 402(r) of Regulation S-K.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 1 to the Registration Statement on Form 10-12G to provide information concerning the compensation of our directors during our last completed fiscal year.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 18

17.
We note your disclosure on pages F-13 regarding a loan as of December 31, 2017 from an entity with common ownership to the Company’s founder of $441,882. We also note that you disclose on page F-11 that this note has a three-year term, while on page F-12 you disclose that this note has a five-year term. Please revise to address this inconsistency. Please also provide the information required by Item 404(a) of Regulation S-K in relation to this note.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 1 to the Registration Statement on Form 10-12G to provide the information required by Item 404(a) of Regulation S-K in relation to this note and we have revised the disclosure on page F-11 that this note has a five-year term.

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Item 10. Recent Sales of Unregistered Securities, page 19

18.
Please revise to identify the two entities that received 1,008,888 shares of common stock in November 2017. Please also revise to clarify the exemption from registration claimed for each transaction described in this section.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 1 to the Registration Statement on Form 10-12G to identify the two entities that received 1,008,888 shares of common stock in November 2017 and clarify the exemption from registration claimed for each transaction described in this section.

In November 2017, the Company issued 455,000 shares of stock for services to a lender under a line of credit facility agreement with a fair value of $15,603, and 553,888 shares of stock for services to a financial advisor in relation to the Merger with a fair value of $18,995. These transactions were exempt from the registration requirement of Section 5 pursuant to Section 4(2) of the Securities Act.

Item 13. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page F-1

19.
We note that the auditors’ report is addressed to the stockholders of the Company but not to the board of directors. Please tell us how your auditors’ report complies with PCAOB AS 3101.07.

Response: They have updated their opinion to include the referenced information.

20.
We note that the financial statements, including the related notes, are not collectively referred to in the report as the “financial statements.” Please tell us how your auditors’ report complies with PCAOB AS 3101.08d.

Response: They have updated their opinion to include the referenced information.

21.
We note the explanatory language that the auditors were not engaged to perform an audit of the Company’s internal controls over financial reporting, but no statement is included indicating that as part of the audit, the auditor is required to obtain an understanding of internal control over financial reporting. Please tell us how your auditors’ report complies with PCAOB AS 3105.59-60.

Response: They have updated their opinion to include the referenced information.

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Note 1 – Summary of Significant Accounting Policies and Organization
(A) Organization, page F-6

22.
We note that the merger of the Company with Stack-it Storage, Inc. was accounted for as a reverse merger with the Company as the accounting acquirer. Please revise to disclose how the merger was structured. Also, tell us and revise to disclose the basis for this accounting and the literature upon which you relied.

Response: We have revised the footnotes to more clearly describe the merger transaction and the basis for the accounting. We relied on the guide in topic 12 of the SEC staff accounting manual which discuss the acquisition of a private operating company by a non operating public shell and the fact that the staff considers these to be capital transactions in substance, rather than a business combination.

23.
Please tell us why you have omitted the financial statements of Stack-it Storage, Inc., the accounting acquiree.

Response: Prior to the merger, Stack it Storage had no material operations or assets and was considered a shell company.

(B) Critical Accounting Policies
Revenue Recognition, page F-6

24.
Please revise to disclose the major terms of the lease agreements with your customers and how you considered ASC 840 in your recognition of revenues arising from these agreements. Also, tell us how you considered the disclosure requirements of ASC 840-20-50-4b relating to minimum future rentals. This comment also applies to your Regulation S-X Rule 8-06 financial statements on pages F-15 through F-34.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 1 to the Registration Statement on Form 10-12G to disclose the principal terms of the leases the Company enter into with tenants and the how ASC 840 applies to our revenue recognition policy note. Our lot and manufactured home leases are generally for one month and auto renews monthly for an additional month. Therefore, they are no future minimum future lease rental amounts to disclose that exceed 30 days.

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Note 2 – Going Concern, page F-10

25.
We note your disclosure that you believe that your current available cash along with anticipated revenues may be insufficient to meet your cash needs for the near future. Please revise the disclosure on page 13 and F-10 to clarify whether there is substantial doubt about your ability to continue as a going concern within one year after the date that the financial statements were issued. Refer to ASC 205-40-50-12 and 13.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 1 to the Registration Statement on Form 10-12G to revise the disclosure on page 13 and F-10 to clarify whether there is substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements were issued.

Our working capital has been provided by our operating activities and our related party note. As of December 31, 2017, the related party entity with a common ownership to the Company’s president loaned the Company $441,882 for working capital. The note has a five-year term with no annual interest and principal payments are deferred to maturity date for a total credit line of $1.5 million. We expect to meet our short-term liquidity requirements of approximately $300,000 for the next twelve months, generally through available cash as well as net cash provided by operating activities and availability under our existing related party note. We consider these resources to be adequate to meet our operating requirements for capital improvements, amortizing debt and payment of distributions. The ability of the Company to continue its operations as a going concern is dependent on management’s plans, which include raising of capital through debt and/or equity markets with some additional funding from other traditional financing sources, including term notes.

Note 3 – Acquisitions, page F-10

26.
We note that you have capitalized acquisition costs. Please revise to clarify, if true, that the acquisitions have been treated as asset acquisitions and disclose the basis for this accounting treatment. Also, revise to clarify whether the properties were acquired from third or related parties.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 1 to the Registration Statement on Form 10-12G to revise to clarify that the acquisitions have been treated as asset acquisitions and disclose the basis for this accounting treatment. Also, we’ve revise to clarify whether the properties were acquired from third or related parties.

During the year ended December 31, 2017, the company acquired the assets of six manufactured housing communities containing approximately 370 developed home sites. During the fourth quarter 2016, the Company acquired the assets of its first manufactured housing community. These were asset acquisitions from third parties and have been accounted for as asset acquisitions. The acquisition date estimated fair value was determined by third party appraisals.

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27.
Please revise to disclose how you determined the estimated fair value of the acquisitions and why no lease intangible asset was recognized.

Response: We note the Staff's comment and have made the revisions accordingly contained in Amendment No. 1 to the Registration Statement on Form 10-12G to disclose how the Company determined the estimated fair value of the acquisitions and why no lease intangible asset was recognized.

During the year ended December 31, 2017, the company acquired the assets of six manufactured housing communities containing approximately 370 developed home sites. During the fourth quarter 2016, the Company acquired the assets of its first manufactured housing community. These were asset acquisitions from third parties and have been accounted for as asset acquisitions. The acquisition date estimated fair value was determined by third party appraisals.

Regulation S-X Rule 8-06 Financial Statements, pages F-15 – F-34

28.
Please tell us why you have omitted Regulation S-X Rule 8-06 financial statements for Pecan Grove MHP from January 1, 2016 through the acquisition date in November 2016.

Response: We note the Staff's comment and Plan to make the revisions accordingly in Amendment No. 2 to the Registration Statement on Form 10-12G to disclose financial statements for Pecan Grove MHP from January 1, 2016 through the acquisition date in November 2016.

The Previous owner of Pecan Grove MHP was not able to produce the information for the periods required until recently. Therefore, we plan to work with our auditors to complete the required information, however, due to the additional time needed, we plan on making such revisions in a second Amendment.

29.
Please tell us why you have omitted Regulation S-X Rule 8-06 financial statements for Azalea MHP and Holly Faye MHP. It appears that the purchase price of these acquisitions exceeds 10% of your total assets as of December 31, 2016.

Response: We note the Staff's comment and Plan to make the revisions accordingly in Amendment No. 2 to the Registration Statement on Form 10-12G to disclose financial statements for Azalea MHP and Holly Faye MHP.

The Previous owners of Azalea MHP and Holly Faye MHP were not able to produce the information for the periods required until recently. Therefore, we plan to work with our auditors to complete the required information, however, due to the additional time needed, we plan on making such revisions in a second Amendment.

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Unaudited Pro Forma Consolidated Statements, page F-35

30.
Please revise to disclose the accounting method used for the real estate acquisitions.

Response: We have updated the unaudited proforma consolidated statements to note the basis of accounting we used.

31.
With respect to adjustment (c), please tell us the nature of these costs and how they are directly attributable to the transaction, expected to have a continuing impact on the Company, and factually supportable.

Response: The items in adjustment (c) represent the general and administrative costs we expect to incur to manage and supervise the acquired properties. This includes management salaries and overhead.

We believe that the foregoing and the revisions contained in Amendment No. 1 to the Registration Statement on Form 10-12G address each of the Staff’s concerns as indicated in its comment letter. Please do not hesitate to contact me (704-869-2500 ext.244) or the Company’s attorney, Phillip A. Wylie of Wylie Legal Group, PLLC (214-932-1780), should you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Michael Z. Anise
Michael Z. Anise
Chief Financial Officer
 cc: Phillip A. Wylie, Esq.

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